Exhibit 3.18

Upstream Worldwide, Inc.

Second Amendment to the Amended and Restated Bylaws

The following amendment was adopted by the Board of Directors on January 27, 2012.

“Article III. Officers. Section 2. Duties.” of the Amended and Restated Bylaws is amended to add the following:

The executive chairman shall assist the chief executive officer to plan effectively and to be forward thinking by concentrating on strategic matters. He shall provide advice to the Board of Directors on business opportunities for expansion of current activities. He shall oversee business development activities and the marketing activities of the Company and have such other duties as the Board of Directors may delegate.